EXHIBIT 99.2
Indian GAAP Press Release
Infosys Technologies Limited - Financial Release March 31, 2007

Revenues to grow 22.6% - 24.6%; expected to reach $ 4 billion in Fiscal 2008

Reports Fiscal 2007 revenue growth of 46%

Bangalore , India - April 13, 2007

Highlights
Consolidated results for the quarter ended March 31, 2007

  Income was Rs. 3,772 crore for the quarter ended March 31, 2007; YoY growth was 43.8%
  Net profit after tax* was Rs. 1,144 crore for the quarter ended March 31, 2007; YoY growth was 70.0%
  Earnings per share* increased to Rs. 20.30 from Rs. 12.23 for the corresponding quarter in the previous year; YoY growth was 65.9%

Consolidated results for the year ended March 31, 2007

  Income was Rs. 13,893 crore for the year ended March 31, 2007; YoY growth was 45.9%
  Net profit after tax* before exceptional item was Rs. 3,850 crore for the year ended March 31, 2007; YoY growth was 56.6%
  Earnings per share* before exceptional item increased to Rs. 69.11 from Rs. 45.03 in the previous year; YoY growth was 53.5%

* The net profit for the quarter and year ended March 31, 2007 includes a reversal of tax provisions amounting to Rs. 124 crore and Rs. 125 crore respectively. Excluding this reversal, the earnings per share for the quarter and year ended March 31, 2007 would have been Rs. 18.10 and Rs. 66.86 resulting in a YoY growth of 48.0% and 48.5% respectively.

Senior management changes (effective June 22, 2007)

  Mr. Nandan M. Nilekani becomes the Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumes the role of Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumes the role of Chief Operating Officer of the company

Others

  34 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 5,992 employees (net 2,809) for the quarter and 30,946 employees (net 19,526) for the year by Infosys and its subsidiaries
  72,241 employees as on March 31, 2007 for Infosys and its subsidiaries
  The Board of Directors recommended a final dividend of Rs. 6.50 per share (130% on par value of
  Rs. 5 per share) for fiscal 2007

" Our revenues grew by around US$ 1 billion this year," said Nandan M. Nilekani, CEO and Managing Director. "The global IT services industry continues to show strong growth with exciting opportunities, and Infosys is well positioned to take advantage of this."

Business outlook
The company's outlook (consolidated) for the quarter ending June 30, 2007 and the fiscal year ending March 31, 2008, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP - consolidated
Quarter ending June 30, 2007**

  Income is expected to be in the range of Rs. 3,896 crore and Rs. 3,913 crore; YoY growth of
  29.2% - 29.8%
  Earnings per share before exceptional item is expected to be Rs. 17.84; YoY growth of 24.2%

Fiscal year ending March 31, 2008**

  Income is expected to be in the range of Rs. 17,038 crore and Rs. 17,308 crore; YoY growth of 22.6% - 24.6%
  Earnings per share***before exceptional item are expected to be between Rs. 80.29 and Rs. 81.58; YoY growth of 20.0% - 22.0%

** Conversion 1 US$ = Rs. 43.10
*** Excluding tax reversal of Rs.125 crore in fiscal 2007

Outlook under US GAAP
Quarter ending June 30, 2007

  Consolidated revenues are expected to be in the range of US$ 904 million and US$ 908 million; YoY growth of 37.0% - 37.6%
  Consolidated earnings per American Depositary Share are expected to be US$ 0.41; YoY growth of 28.2%

Fiscal year ending March 31, 2008

  Consolidated revenues are expected to be in the range of US$ 3.95 billion and US$ 4.02 billion; YoY growth of 28.0% - 30.0%
  Consolidated earnings per American Depositary Share*** are expected to be between US$ 1.86 and US$ 1.89; YoY growth of 25.7% - 27.7%

*** Excluding tax reversal of US$ 29 million in fiscal 2007

"Our revenues are expected to grow to US$ 4 billion next fiscal," said S. Gopalakrishnan (Kris), COO, President and Joint Managing Director. "Our continuous investments in brand, infrastructure, technology, people, intellectual capital and service offerings have positioned us well to take full advantage of the continued globalization of services."

Dividend
The Board of Directors recommended a final dividend of Rs. 6.50 per share (130% on par value of Rs. 5 per share) for fiscal 2007 amounting to Rs. 371 crore. Including the interim dividend of Rs. 5 per share (100% on par value of Rs. 5 per share) amounting to Rs. 278 crore, the total dividend recommended for the year is Rs. 11.50 per share (230% on par value of Rs. 5 per share), amounting to Rs. 649 crore.

Senior Management changes
The Board of Directors felt that having both an Executive Chairman and a CEO would best serve the organization. The Board has named Nandan M. Nilekani, CEO and Managing Director as Co-Chairman of the Board of Directors.. The Board also appointed Kris Gopalakrishnan, COO, President and Joint Managing Director as CEO and Managing Director and S. D. Shibulal as COO. These changes would be effective June 22, 2007. N. R. Narayana Murthy would continue to be the Chairman and Chief Mentor.

N. R. Narayana Murthy, Chairman and Chief Mentor said, "The hugely successful CEO, Nandan Nilekani, has voluntarily decided, at a young age, to pass on the baton to a worthy successor chosen by the Board - Kris Gopalakrishnan. Kris is gentle but firm, consultative yet decisive, and thoughtful yet action-oriented. Shibulal is smart, focused, detailed and target-oriented. He makes an ideal COO. I am sure Nandan, Kris and Shibu will together perform extremely well with the high performance team they have. My best wishes to all of them."

Mr. Claude Smadja, Chairman of the Nomination Committee, said, "Going through the nomination process, it was obvious that Kris and Shibulal were the best candidates to take the relay from Nandan and Kris respectively, in terms of leadership capabilities, vision and gravitas."

Nandan Nilekani said, "In my new role, I will focus on key client relationships, be a brand ambassador, deal with broad industry issues, provide global thought leadership, lead some transformation initiatives and contribute to strategy."

Kris Gopalakrishnan said, "My focus would be to make Infosys more competitive, increase productivity further, continue to be a leader in Corporate Governance, attract the best of global talent and enhance brand equity further."

S. D. Shibulal said, "As COO, I will focus on four main areas - increase competitiveness, improve customer experience, further increase employee engagement and increase the depth of services."

Expansion of services and significant projects
As businesses the world over sought to become more competitive, Infosys offered strategic technology solutions and business insights to help companies in leading industry verticals shift their operational priorities and win in an increasingly 'flat' business world.

In the Retail sector, Infosys won a large project for integrating the PeopleSoft Human Capital Management (HCM) systems of the third largest broadline retailer in the US . The integrated system will enable the client to manage HR, payroll and benefits data effectively. A leading European fashion retailer has enlisted Infosys' expertise to define a next-generation business intelligence roadmap across its supply chain. The solution will help measure and improve organizational performance using key metrics and best practices.

An upscale retailer providing quality discounted merchandise in over 1,300 stores across 47 US states turned to Infosys for a scalable solution to extend its custom Performance Management application to a larger employee base. The automated solution has halved the time spent on generating performance scores and computing employee compensation.

Infosys implemented a new order management system for the world's largest employee-owned photography company that will significantly reduce possible financial leakage.

AnAerospace major in Europe has implemented an Infosys solution that harmonizes disparate engineering applications and data, enabling its internal and external partners to collaborate seamlessly across the design, development and manufacturing phases of product lifecycle management.

In the High-tech Manufacturing sector, one of the world's largest IT management software providers is working with Infosys to integrate technical support functions across its recent acquisitions. Infosys' integrated performance management and compensation solution for a top independent software vendor will enable the company to streamline employee rewards, ratings and assessment while helping its employees and managers enjoy a better user experience.

Infosys made deeper inroads in the Energy sector. A leading oilfield services company supplying technologies, project management and performance optimization solutions to the international oil and gas industry has approached Infosys to establish a strategic program to improve the efficiency of its sales force.

Industry leaders in various sectors are using Infosys' Independent Validation Services to boost the predictability of their applications. A leading specialty beverage brand chose Infosys to build a Testing Center of Excellence (TCOE), which brought all its testing activities- including automation and performance testing- under a single umbrella. The global leader in digital signal processing and analog technologies partnered with Infosys to achieve test automation for in-house applications, saving up to 10% of investment on IT projects and achieving faster time-to-market.

"We are maintaining a strategic bench to take advantage of growth opportunities we see in the marketplace," said S. D. Shibulal, Member of the Board and Head - Worldwide Customer Sales & Delivery. "Our continued focus on large clients has yielded results. Our largest client today contributes more than US$ 200 million in revenues."

Finacle ®
Finacle ®, the universal banking solution from Infosys, finished the financial year with a strong quarter. Finacle ® strengthened its relationship with a leading global bank by initiating the deployment of Finacle ® multi-channel alerts solution at its European home base. Finacle ® also won 3 new clients in the Middle East and Latin America growth markets. In the North American market, ICICI Canada went live on Finacle ®.

During the quarter, Gartner, Inc. positioned Finacle ® core banking solution in the 'Leader Quadrant' in its recently released report, 'Magic Quadrant for International Retail Core Banking (IRCB) 2006'.

Process Innovation
During the quarter, Infosys applied for an aggregate of 6 patents in the US and India. As of March 31, 2007, Infosys has filed 66 patent applications in India and 15 patent applications in the US.

Liquidity
Cash and cash equivalents, including investments in liquid mutual funds, as on March 31, 2007 was
Rs. 6,073 crore (Rs. 4,709 as on March 31, 2006). During the quarter ended March 31, 2007, Infosys incurred capital expenditure of Rs. 644 crore (Rs. 275 crore for quarter ending March 31, 2006). Operating cash flows during the quarter ended March 31, 2007 were Rs. 1,080 crore (Rs. 359 crore for the quarter ended December 31, 2006).

"The rupee appreciated against all major currencies during the quarter," said V. Balakrishnan, Chief Financial Officer. "Our robust financial model allows us to balance the investments required in the business and profitability while focusing on growth. Our liquidity position continues to be strong with cash and cash equivalents reaching US$ 1.4 billion."

Human Resources
During the year, Infosys had the largest hiring of 30,946 employees including 8,023 laterals. Infosys' investments in the education system through its Campus Connect and Project Genesis initiatives have qualitatively enhanced the capacity in educational institutions to meet future demand.

Infosys won the Optimas award presented by Workforce Management magazine in the "Global Outlook" category. The Optimas awards, which Infosys has won for the third year in succession, recognize initiatives that create positive business results for organization.

"We have increased offshore salaries by around 12%-15% for fiscal 2008," said T.V. Mohandas Pai, Member of the Board and Head - HRD and Education & Research. "We are making substantial investments in creating a scalable training engine in Mysore to support our future growth. By December 2007, we will have the capacity to train 13,500 employees at a time."

Infosys Consulting Inc.
Infosys Consulting Inc. continued to work with clients as a trusted partner by helping them transform their businesses. In the media sector, a global leader in satellite, digital cellular and enterprise network technologies used Infosys' functional and consulting expertise to deploy an integrated financial system. Using a data-driven approach, Infosys Consulting assisted a leading retail marketing media company in selecting the most suitable platform for next-generation shopping.

Working closely with a global automotive supplier in Europe, Infosys Consulting recommended improvements to help the company transform its IT functions and reduce IT spending.

Infosys BPO
Infosys BPO continued its growth momentum during the quarter. One of the world's largest media and entertainment conglomerates has signed up Infosys BPO to provide a range of services across the media process outsourcing spectrum.

Infosys BPO was ranked fourth globally in the first-ever FAO (Finance & Accounting Outsourcing) worldwide ranking of service providers, which was announced during the quarter.

During the quarter, Infosys acquired 2,11,909 shares of Infosys BPO and entered into a forward agreement to acquire 3,60,417 shares of Infosys BPO by February 2008 from various employees of Infosys BPO. Infosys also paid Rs. 58 crore during the quarter to acquire stock options and issued 1,51,933 options of Infosys as a swap to the existing Infosys BPO options held by various employees. Consequent to this, Infosys' holding in Infosys BPO reached 98.92% as of March 31, 2007.

During the quarter, Infosys also issued 4,86,828 stock options to various employees of Infosys BPO.

About the company
Infosys Technologies Ltd. (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. Infosys creates these solutions for its clients by leveraging its domain and business expertise along with a complete range of services. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 72,000 employees in over 39 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekhar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan , India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED
In Rs. crore
Balance Sheet as at	March 31, 2007	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	138
Reserves and surplus	10,876	6,759
	11,162	6,897
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	3,889	2,837
Less: Accumulated Depreciation	1,739	1,275
Net book value	2,150	1,562
Add: Capital work-in-progress	957	571
	3,107	2,133
INVESTMENTS	839	876
DEFERRED TAX ASSETS	79	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,292	1,518
Cash and bank balances	5,507	3,279
Loans and advances	1,162	1,252
	8,961	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,162	808
Provisions	662	1,409
NET CURRENT ASSETS	7,137	3,832
	11,162	6,897
NOTE: The audited Balance Sheet as on March 31, 2007 and the Profit and Loss Account for the quarter, half-year and year ended March 31, 2007 have been taken on record at the board meeting held on April 13, 2007

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended March 31		Half-year ended March 31		Year ended March 31,
	2007	2006	2007	2006	2007	2006
INCOME
Software services and products	3,555	2,493	7,009	4,891	13,149	9,028
Software development expenses	1,979	1,380	3,867	2,657	7,278	4,887
GROSS PROFIT	1,576	1,113	3,142	2,234	5,871	4,141
Selling and marketing expenses	189	126	371	255	719	499
General and administration expenses	239	183	474	343	927	653
	428	309	845	598	1,646	1,152
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,148	804	2,297	1,636	4,225	2,989
Interest	-	-	-	-	-	-
Depreciation	133	134	262	243	469	409
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1015	670	2,035	1,393	3,756	2,580
Other income	120	70	180	69	375	144
Provision for investments	(1)	(1)	(1)	(1)	2	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,136	741	2,216	1,463	4,129	2,724
Provision for taxation	12	77	134	157	352	303
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	1,124	664	2,082	1,306	3,777	2,421
Income on sale of investments, net of taxes	-	-	-	-	6	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS	1,124	664	2,082	1,306	3,783	2,421
BALANCE BROUGHT FORWARD	4,532	2,983	3,574	2,341	2,195	1,428
Less: Residual dividend paid	-	-	-	-	4	-
Additional dividend tax	-	-	-	-	1	-
	4,532	2,983	3,574	2,341	2,190	1,428
AMOUNT AVAILABLE FOR APPROPRIATION	5,656	3,647	5,656	3,647	5,973	3,849
DIVIDEND
Interim	-	-	-	-	278	177
Final	371	234	371	234	371	234
Silver Jubilee special dividend	-	827	-	827	-	827
Total dividend	371	1,061	371	1,061	649	1,238
Dividend tax	63	149	63	149	102	174
Amount transferred to general reserve	378	242	378	242	378	242
Balance in Profit and Loss Account	4,844	2,195	4,844	2,195	4,844	2,195
	5,656	3,647	5,656	3,647	5,973	3,849
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before Exceptional Items Basic	19.96	12.06	37.17	23.78	67.82	44.34
Diluted	19.61	11.75	36.44	23.14	66.33	43.10
After Exceptional Items
Basic	19.96	12.06	37.17	23.78	67.93	44.34
Diluted	19.61	11.75	36.44	23.14	66.44	43.10
Number of shares used in computing earnings per share
Basic	56,27,77,938	55,02,19,814	55,99,06,168	55,99,06,168	55,68,52,339	54,59,89,022
Diluted	57,27,31,800	56,46,34,586	57,12,53,340	57,12,53,340	56,93,42,694	56,16,56,620
* Adjusted for issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006.
NOTE: A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	March 31, 2007	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	138
Reserves and surplus	10,969	6,828
	11,255	6,966
MINORITY INTERESTS	4	68
	11,259	7,034
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,642	2,983
Less: Accumulated Depreciation	1,836	1,328
Net book value	2,806	1,655
Add: Capital work-in-progress	965	571
	3,771	2,226
INVESTMENTS	25	755
DEFERRED TAX ASSETS	92	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,436	1,608
Cash and bank balances	5,871	3,429
Loans and advances	1,214	1,297
	9,521	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,469	934
Provisions	681	1,412
NET CURRENT ASSETS	7,371	3,988
	11,259	7,034
NOTE: The audited Balance Sheet as on March 31, 2007 and the Profit and Loss Account for the quarter, half-year and year ended March 31, 2007 have been taken on record at the board meeting held on April 13, 2007

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys" or "company") and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended March 31		Half-year ended March 31		Year ended March 31,
	2007	2006	2007	2006	2007	2006
INCOME
Software services, products and business process management	3,772	2,624	7,427	5,156	13,893	9,521
Software development and business process management expenses	2,021	1,422	3,959	2,749	7,458	5,066
GROSS PROFIT	1,751	1,202	3,468	2,407	6,435	4,455
Selling and marketing expenses	268	152	505	310	929	600
General and administration expenses	286	217	571	403	1,115	764
	554	369	1,076	713	2,044	1,364
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,197	833	2,392	1,694	4,391	3,091
Interest	-	-	-	-	-	-
Depreciation	145	144	286	261	514	437
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST	1,052	689	2,106	1,433	3,877	2,654
Other income, net	119	72	178	67	372	139
Provision for investments	(1)	-	(1)	-	2	1
NET PROFIT BEFORE TAX AND MINORITY INTEREST	1,172	761	2,285	1,500	4,247	2,792
Provision for taxation	27	81	157	164	386	313
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	1,145	680	2,128	1,336	3,861	2,479
Income on sale of investments, net of taxes	-	-	-	-	6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	1,145	680	2,128	1,336	3,867	2,479
Minority Interest	1	7	2	14	11	21
NET PROFIT AFTER TAX AND MINORITY INTEREST	1,144	673	2,126	1,322	3,856	2,458
BALANCE BROUGHT FORWARD	4,609	2,998	3,627	2,349	2,219	1,415
Less: Residual dividend paid	-	-	-	-	4	-
Additional dividend tax	-	-	-	-	1	-
	4,609	2,998	3,627	2,349	2,214	1,415
AMOUNT AVAILABLE FOR APPROPRIATION	5,753	3,671	5,753	3,671	6,070	3,873
DIVIDEND
Interim	-	-	-	-	278	177
Final	371	234	371	234	371	234
Silver Jubilee special dividend	-	827	-	827	-	827
Total dividend	371	1,061	371	1,061	649	1,238
Dividend tax	63	149	63	149	102	174
Amount transferred to general reserve	378	242	378	242	378	242
Balance in Profit and Loss Account	4,941	2,219	4,941	2,219	4,941	2,219
	5,753	3,671	5,753	3,671	6,070	3,873
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before Exceptional Items Basic	20.30	12.23	37.95	24.09	69.11	45.03
Diluted	19.95	11.92	37.20	23.44	67.59	43.78
After Exceptional Items
Basic	20.30	12.23	37.95	24.09	69.22	45.03
Diluted	19.95	11.92	37.20	23.44	67.70	43.78
Number of shares used in computing earnings per share
Basic	56,27,77,938	55,02,19,814	55,99,06,168	54,88,81,382	55,68,52,339	54,59,89,022
Diluted	57,27,31,800	56,46,34,586	57,12,53,340	56,39,46,222	56,93,42,694	56,16,56,620
* Adjusted for issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006.